EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
$ in thousands except per share data	2015	2014	2015	2014
Earnings per common share
Net (loss) income available to common shareholders of Carver Bancorp, Inc.	$(165)	$210	$12	$381
Weighted average common shares outstanding	3,696,420	3,696,370	3,696,420	3,696,297
Basic earnings per common share	$(0.04)	$0.06	$—	$0.10
Diluted earnings per common share	$(0.04)	$0.06	$—	$0.10